

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

Via E-mail
Mr. Aaron J. Pearce
Senior Vice President & Chief Financial Officer
Brady Corporation
6555 West Good Hope Road
Milwaukee, WI 53223

  Re: Brady Corporation
     Form 10-K
     Filed September 29, 2014
     No. 1-14959

Dear Mr. Pearce:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Terence O'Brien

       Terence O'Brien
       Branch Chief